Exhibit 99.13

PACIFIC THERAPEUTICS LTD.

MANAGMENTS’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six-Months Ended June 30, 2016

Overview

This MD&A has been prepared as of November 3, 2016 and the following information should be read in conjunction with the Pacific Therapeutics Ltd (the “Issuer”, the Company”) un-audited financial statements for the quarter ended June 30, 2016 and the audited financial statements dated December 31, 2015 together with the notes thereto. The Issuer’s financial statements for the period have been prepared in accordance with International Financial Reporting Standards (IFRS).

This discussion contains forward-looking statements that involve certain risks and uncertainties. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts are forward-looking statements. In this discussion, the words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “potential” and similar expressions, as they relate to the Issuer, its business and management, are intended to identify forward looking statements. The Issuer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of the business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Except as may be required by applicable law or stock exchange regulation, the Issuer undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If the Issuer updates one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Issuer, is available by accessing the SEDAR website at www.sedar.com.

Business Overview and Strategy

The Issuer is a development stage specialty pharmaceutical company. The Issuer was focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis, Erectile Dysfunction (ED) and other indications. The Issuer’s lead compound for Fibrosis, PTL-202 is a combination of already approved drugs which have well established safety profiles. PTL-202 has completed a phase 1 drug/ drug interaction clinical trial. The Issuer’s lead product for Erectile Dysfunction PTL-2015 is an oral dissolving version of a top selling therapy for ED. PTL-2015 has completed a pilot bioavailability study in humans.

With the sale of its technology assets (related to fibrosis and erectile dysfunction) to Forge Therapeutics Inc., the Company’s main asset will be the 15,000,000 common shares that Forge has committed to issue to the Company.

The Company will look at other opportunities for growth. As a subsequent event to the year end, it has entered into a 50-50 joint-venture to develop an early stage immune boosting herbal supplement, BP120, with Truevita Supplements on March, 2016. This herbal supplement is aimed at the treatment of immune deficiency and hypertension.

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. The Issuer will continue to build core skills in managing clinical development of therapies, licensing and commercialization.

However, lack of interest in financing an early stage junior public company, the Company may be forced into partnering to help finance the development of BP120.

Overall Performance

The Issuer’s plan is to continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. Also given the company’s inability to secure significant financing to move forward with its product candidates the company is looking into alternative solutions to maintain shareholder value as well as move the product candidates forward.

Corporate Highlights

During the second quarter of 2016 the Issuer accomplished the following:

  On May 25, 2016, the Company reported that all matters submitted to the shareholders for approval as set out in the Company’s Notice of Meeting and Information Circular, were approved by the requisite majority of votes cast at the annual general and special meeting of the shareholders held on May 20, 2016 in Vancouver (the “AGM”).

  On May 31, 2016, the Company reported that that the British Columbia Supreme Court has granted final approval of the plan of arrangement to transfer the Company’s asset purchase agreement relating to its biotechnology assets for the development of therapies for fibrosis and erectile dysfunction to Cabbay Holdings Corp.

Selected Financial Information

The financial information reported here has been prepared in accordance with IFRS. The Issuer uses the Canadian dollar (CDN) as its reporting currency. Selected un-audited financial data for interim operations of the Issuer for the three and three months ended June 30, 2016 and June 30, 2015 is presented below:

Selected Statement of Operations Data

Period ended	Three Months	Three Months	Six Months	Six Months
	ended June	ended June	ended June	ended June
	30, 2016 (1)	30, 2015 (1)	30, 2016 (1)	30, 2015 (1)
Total revenues	$Nil	$Nil	$Nil	$Nil
Net and Comprehensive loss	$(157,359)	$(100,306)	$(201,632)	$(214,211)
Basic loss per share	$(0.025)	$(0.075)	$(0.064)	$(0.016)
Diluted loss per share (Unaudited)	$(0.025)	$(0.075)	$(0.064)	$(0.016)
Weighted average shares	6,235,885	1,336,956	3,145,225	1,336,956
(1) Financial data for the quarter prepared using IFRS

The net loss from operations of $157,359 for the three months ended June 30, 2016 increased when compared to the loss and comprehensive loss from operations of $100,306 for the three months ended June 30, 2015, a native variance of $57,053. The loss is primarily due to an increase in professional fees in the three month period ended June 30, 2016 as compared to the three month period ended June 30, 2015.

Selected Balance Sheet Data

Period ended	June 30, 2016	December 31,
	(1)	2015(1)
Cash	$ 9,890	$ -
Current assets	110,724	14,695
Patents & Licenses (net of amortization)	Nil	Nil
Other receivable	1	1
Total Assets	110,725	14,696
Current liabilities	625,907	624,106
Non-Current liabilities	Nil	Nil
Total liabilities	625,907	624,106
Working Capital	$(505,182)	$ (609,411)
(1) Financial data for the quarter prepared using IFRS

Cash increased in the first six months to $9,890 at June 30, 2016 from an overdraft of $141 at December 31, 2015.

Comparison of the Quarters ending June 30, 2016 and June 30, 2015

Revenues

The Issuer has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies. The Issuer has not recognized any revenue since inception through June 30, 2016. The only revenue the Issuer expects to receive are maintenance fees from Forge Therapeutics Inc. as stated in the asset Purchase agreement with Forge.

Expenses

The net loss from operations for the three months ended June 30, 2016 was net loss $157,359 (June 30, 2015 – net loss $100,306) unfavourable variance of $57,053. The loss is primarily due to a general decrease in activity as the Company focused on completing the transaction with Cabbay Holdings Corp as noted in overall performance above.

Operating costs for the three months ended June 30, 2016 were $163,072 (June 30, 2015 - $80,503) unfavourable variance of $82,569. The increase in costs are primarily due to a general increase in activity as the Company focused on completing the transaction with Cabbay Holdings Corp as noted in overall performance above.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

During the three months ended June 30, 2016 total general and administrative costs were $157,359 (June 30, 2015 - $100,306) an increase of $57,053. The increased loss is primarily due to an increase in bank charges and interest of $770, office and miscellaneous of $10,645, transfer agent fees of $3,649, professional fees of $103,724 in the three month period ended June 30, 2016. These increases were offset by decreases in interest on convertible note of $8,192, insurance of $8,609, wages and benefits of $40,000, and other expenses.

Now PTL-202 and PTL-2015 clinical and development costs will be managed by Forge Pharmaceuticals, general and administrative expenses will be expected to decrease.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are capitalized to intangible assets on the Issuer’s financial statements. In addition, any expenses for intellectual property protection including patent lawyers services fees, and any filing fees with government agencies or the WIPO are capitalized to intangible assets. Now that its technology patents have been assigned to Forge Pharmaceuticals, patent costs are expected to decrease in the next twelve months.

Interest Expense/(Income)

The net interest expense in the three months ended June 30, 2016 was $830 (June 30, 2015 –$9,022). The interest expense decrease was due to the convertible loan.

Profits

At this time, the Issuer is not anticipating profit from operations. The Issuer will report an annual deficit and quarterly deficit and will rely on its ability to obtain equity/or debt financing and maintenance fees from the Asset Purchase Agreement to fund on-going operations. For information concerning the business of the Issuer, please see “Business Overview and Strategy”.

Stock Based Compensation

For the three months ended June 30, 2016 stock based compensation was $nil (June 30, 2015 – $nil).

Selected Quarterly Information

	June 30,	March 31,	December,	Sept 30,	June 30,	March	December	September
	2016	2016	31, 2015	2015	2015	31, 2015	31, 2014	31, 2014
	$	$	$	$	$	$	$	$
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Gain/(Loss)	(157,359)	(44,273)	(33,656)	427,540	(100,306)	(113,905)	(234,287)	(135,543)
Gain/(loss) Loss per Share basic and diluted	(0.025)	(0.007)	(0.00)	0.010	(0.00)	(0.00)	(0.01)	(0.00)
Cash	9,890	245,289	(141)	(120)	631	944	1,513	8,370
Total Assets	110,725	259,985	14,696	21,292	65,953	65,473	67,315	87,769
Non-Current Liabilities	Nil	Nil	Nil	Nil	Nil	973,141	Nil	Nil

Liquidity and Capital Resources

At June 30, 2016, the Issuer had cash of $9,890 (December 31, 2015 – ($141)) and a working capital deficit of $515,183 (December 31, 2015 – deficit $609,411). Working capital is defined as current assets less current liabilities. During the three months ended June 30, 2016, prepaid expenses and deposits increased by $76,634 due to a rental deposit of $8,000 and the Company signed a 12-month contract for advisory service.

Cash utilized in operating activities during the three months ended June 30, 2016 was $313,082 (June 30, 2015 – $184,254). This difference between June 30, 2016 and June 30, 2015 was an overall increase in expenses.

At June 30, 2016, share capital was $3,100,670 comprising 6,235,885 issued and outstanding Common Shares (December 31, 2015 – $2,800,010 comprising 1,365,887 issued and outstanding Common Shares). Warrant and Option Reserves at June 30, 2016 is $118,132 (December 31, 2015 – $121,939) the increase is the result of the share based payments for the period.

As a result of the net loss for the period ending June 30, 2016 of $201,632 (June 30, 2015 - $(214,211)) the deficit at June 30, 2016 decreased to $3,735,064 from $3,537,239 as at June 30, 2015.

At present, the Issuer’s operations do not generate cash inflows and its financial success after June 30, 2016 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Issuer’s technologies to the point that they may be out licensed so that the Issuer achieves profitable operations. The research and development process can take many years and is subject to factors that are beyond the Issuer’s control.

In order to finance the Issuer’s future research and development and to cover administrative and overhead expenses in the coming years the Issuer may raise money through equity sales. Many factors influence the Issuer’s ability to raise funds, including the Issuer’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

There are currently no off balance sheet arrangements which could have an effect on current or future results or operations or the financial condition of the Company.

Transactions with Related Parties
	June 30, 2016	June 30, 2015
	$	$
Salary paid or accrued for a former CEO	-	40,000
Consulting fees paid or accrued to the former CFO	-	9,000
Accounting fees paid or accrued to a company controlled by the former CFO and director	-	1,500
Legal fees for services provided by a director	-	933
Share-based payments for options issued to a director	-	-
Directors fees paid through the issuance of shares to directors	60,000	-
Consulting fees paid or accrued to a company controlled by directors	29,190	-
Accounting fees paid or accrued to the CFO	6,000	-
Total key management personnel compensation	$95,190	$51,433

Subsequent Events

On July 26, 2016, the Company entered into a letter of intent (the “LOI”) with Tower Three Wireless SAS (“Tower Three”) to acquire all of the issued and outstanding membership interests of Tower Three (the “Transaction”). The Company will have until October 30, 2016 to conduct due diligence on Tower Three, with a view to negotiating the terms of a definitive agreement in order to complete the Transaction.

Pursuant to the terms of the LOI, in consideration of the Transaction, the Company will issue 30,000,000 common shares of the Company at a deemed price of $0.10 per common share to the existing members of Tower Three on a pro-rata basis in exchange for 100% ownership of all of the issued and outstanding membership interests of Tower Three.

The Transaction is subject to the Company completing an equity financing (the “Concurrent Financing”) by way of a private placement of units (the “Units”) to raise a minimum $750,000 and up to a maximum $1,500,000 at an intended price of $0.15 per Unit. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder to purchase an additional common share at the price of $0.40 per share for a period of twelve months from the closing of the Transaction. Should the Company’s share price trade at $0.60 per share for 10 consecutive trading days then the Company will have the option to give notice to the warrant holders to accelerate the exercise of the warrants within 10 days or the warrants will expire. The parties acknowledge that the funds from the Concurrent Financing will be held in escrow and not released until the Canadian Securities Exchange (“CSE”) approves the Transaction on such terms to be more particularly described in the definitive agreement. The Company may pay finder fees in connection with the Concurrent Financing which will not exceed: (i) a cash equivalent to 8% of the Concurrent Financing and (ii) such number of common shares purchase warrants equivalent to 8% of the number of Units issued pursuant to the Concurrent Financing.

The Transaction is subject to a number of conditions precedent. Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Transaction will not proceed. The conditions are:

  board of directors’ approval and shareholders’ approval of the Transaction and other matters contemplated in the LOI to be obtained by the Company;

  approval of the Transaction and other matters contemplated by the LOI by the manager of Tower Three and the investment committee of the majority member of Tower Three, the approval of Tower Three’s board of directors;

  completion of due diligence to the satisfaction of the parties, acting reasonably;

  all necessary regulatory approvals with respect to the Transaction and the Concurrent Financing having been obtained, including but not limited to the approval of the CSE and the other applicable securities regulatory authorities;

  the execution of the definitive agreement;

  completion of the Concurrent Financing; and

  cancellation of Tower Three’s then outstanding options, share purchase warrants and any other securities exercisable or convertible into membership interests of Tower Three and/or any other security of Tower Three, if any.

After signing the definitive agreement, if Tower Three provides the Company its year end audited financial statements audited in accordance with Intentional Financial Reporting Standards and the parties determine and mutually agree to a tax efficient transaction structure, Tower Three may request in writing that the Company loan up to $200,000 on a secured basis. The loan will bear interest at a rate of 10% per annum and the Company will be able to request repayment at any time after 180 days following the advance.

Proposed Transactions

As at the date of this Management Discussion and Analysis there are no transactions currently contemplated by the Issuer.

Financial Instruments and Other Instruments

The Issuer’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and amounts due to shareholders. Unless otherwise noted, it is management’s opinion that the Issuer is not exposed to significant interest, currency or credit risks arising from financial instruments. Amounts due to shareholders, irrevocable subscriptions and Class B Series I Preferred Shares are classified as financial liabilities and are carried at amortized cost. The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

Disclosure of Outstanding Share Data

As at June 30, 2016, the Issuer had an unlimited number of authorized common shares with 6,235,885 common shares issued and outstanding.

As at June 30, 2016 the issuer had 13,333 (December 31, 2015 – 13,333) options outstanding. The 13,333 options entitles the holder to purchase corresponding common shares at a weighted average exercise price of $3 and expiry dates range from July 3, 2017 to March 7, 2019.

The table below provides information concerning the designation and number of each class of equity securities for which there are securities outstanding as of the dates noted below:

Type of Security	Six months ended	Year ended
	June 30, 2016	December 31, 2015
Common Shares	6,235,885	1,365,887
Preferred Shares Series I	Nil	Nil
Preferred Shares Series II	Nil	Nil
Options	13,333	13,333
Outstanding Warrants	368,333	458,333
Total	6,617,551	1,837,553